FOR IMMEDIATE RELEASE

Contacts: Jeff Young Media Relations Akamai Technologies (617) 444-3913 jyoung@akamai.com	-or-	Sandy Smith Investor Relations Akamai Technologies (617) 444-2804 ssmith@akamai.com

AKAMAI AMENDS AND EXTENDS TENDER OFFER
FOR A PORTION OF ITS 5 1/2% CONVERTIBLE NOTES

Increases maximum offer price to $1,012.50 per $1,000 principal amount of notes

CAMBRIDGE, MA, March 10, 2004 – Akamai Technologies, Inc. (Nasdaq: AKAM) today announced that it has amended and extended its “Modified Dutch Auction” tender offer (the “Offer”) to purchase for cash up to $101 million aggregate principal amount (the “Offer Amount”) of its 5 1/2% Convertible Subordinated Notes due 2007 (the “Notes”).

Under the “Modified Dutch Auction” procedure, Akamai will now determine a single purchase price between $1,000 and $1,012.50 per $1,000 principal amount of Notes, that, subject to the terms and conditions of the Offer, Akamai will pay for Notes validly tendered and not withdrawn pursuant to the Offer. Originally, the maximum offer price had been $1,005 per $1,000 principal amount of Notes.

The Offer, proration period and withdrawal rights will now expire at 9:00 a.m., Eastern time, on Wednesday, March 24, 2004, unless the Offer is further extended.

Subject to the terms and conditions of the Offer, Akamai will select the single lowest price within the range of $1,000 to $1,012.50 per $1,000 principal amount of Notes (the “Purchase Price”) that will enable it to purchase the Offer Amount (or, if less than the Offer Amount is validly tendered, all Notes so tendered). Akamai will pay the same price for all Notes that are tendered at or below the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration terms. Akamai will also pay accrued and unpaid interest on purchased Notes up to, but not including, the date of payment. If the principal amount of Notes validly tendered on or prior to the expiration date for the Offer at or below the Purchase Price exceeds the Offer Amount then, subject to the terms and conditions of the Offer, Akamai will accept for payment such Notes that are tendered at or below the Purchase Price on a pro rata basis from among the tendered Notes. Akamai will return all Notes that are not purchased in the Offer promptly after the Offer is completed.

The terms and conditions of the Offer are set forth in Akamai’s Offer to Purchase dated February 10, 2004, as amended on February 19, 2004, the Supplement to Offer to Purchase dated March 10, 2004 (the “Supplement”) and the related Amended and Restated Letter of Transmittal. Holders of the Notes are urged to carefully read the Offer to Purchase, the Supplement, the Amended and Restated Letter of Transmittal and the related documents as they contain important information regarding the Offer. Subject to applicable law, Akamai may, in its sole discretion, waive any condition applicable to the Offer or extend or terminate or otherwise amend the Offer.

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The Offer is not conditioned on a minimum principal amount of Notes being tendered. The consummation of the Offer for the Notes is subject to certain conditions, which are described in the Offer to Purchase. Subject to applicable law, Akamai may, in its sole discretion, waive any condition applicable to the Offer or extend or terminate or otherwise amend the Offer. The funds required for Akamai to consummate the Offer will come from its available cash.

As of the close of business on March 9, 2004, $5.2 million in principal amount of Notes had been validly tendered and not withdrawn.

The CUSIP numbers for the Notes are: 00971T AA 9, 00971T AB 7 and 00971T AC 5.

The Blackstone Group L.P. is acting as dealer manager, Citigate Financial Services is the information agent, and U.S. Bank National Association is the depositary in connection with the Offer. Copies of the Offer to Purchase, Supplement, Letter of Transmittal and related documents may be obtained from the Information Agent at (877) 746-3583 (toll free) or (201) 499-3500 (call collect). Additional information concerning the terms of the Offer, including all questions relating to the mechanics of the Offer, may be obtained by contacting The Blackstone Group L.P. at (866) 800-8933 (toll free) or (212) 583-5575 (call collect).

THIS ANNOUNCEMENT IS NOT AN OFFER TO PURCHASE, A SOLICITATION OF AN OFFER TO PURCHASE, OR A SOLICITATION OF AN OFFER TO SELL NOTES. THE OFFER MAY ONLY BE MADE PURSUANT TO THE TERMS OF THE OFFER TO PURCHASE, THE SUPPLEMENT AND THE RELATED LETTER OF TRANSMITTAL.

Important Additional Information will be filed with the SEC
Akamai plans to file today with the SEC an amendment to its Tender Offer Statement on Schedule TO supplementing the Offer to Purchase that was originally filed on February 10, 2004. Akamai’s Schedule TO, including the Supplement, the Offer to Purchase and the related Letter of Transmittal, contain important information about Akamai, the Notes and the Offer. Investors and holders of Notes are urged to read each of these documents carefully.

Investors and holders of Notes may obtain free copies of each of these documents through the web site maintained by the SEC at www.sec.gov. In addition, copies of these documents may be obtained from the Information Agent.

About Akamai
Akamai® is the global leader in distributed computing solutions and services, making the Internet predictable, scalable, and secure for conducting profitable e-business. The Akamai on demand platform enables customers to easily extend their Web operations – with full control – anywhere, anytime, without the cost of building out infrastructure. Headquartered in Cambridge, Massachusetts, Akamai serves hundreds of today’s most successful enterprises and government agencies around the globe. Akamai is The Business Internet. For more information, visit www.akamai.com.

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